Exhibit 22

List of Guarantors and Subsidiary Issuers of Guaranteed Securities

As of December 31, 2022, Essential Properties Realty Trust, Inc., a Maryland corporation, is the guarantor of the following outstanding guaranteed debt securities issued by its subsidiary Essential Properties, L.P., a Delaware limited partnership:

2.950% Senior Notes due 2031